SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2004

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |X|                                        Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes |_|                                         No    |X|

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated September 3, 2004

2.	Press release dated September 13, 2004

3.	Press release dated September 17, 2004

4.	Press release dated September 24, 2004

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: October 8th, 2004	By:

Name: Anne C. Siddell
Title: Group Company Secretary

Appendix 1.

Embargoed until 7:30AM
3 September 2004

Clive Hollick To Leave United In May 2005

United Business Media plc announces that Clive Hollick, Chief Executive, has stated that he plans to leave the company in May 2005.

Clive Hollick, Chief Executive of UBM plc, today said:

“I plan to leave United in May 2005 when I will be 60. I have had the privilege of working for a great company with an outstanding management team. I look forward to moving on to new opportunities.

“My successor will be chosen from a range of strong internal and external candidates. The Board plans to announce my successor by the end of this year.”

For further information please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	07733 103 800
Nick Molden	United Business Media	020 7921 5097

Notes to Editors:

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries. UBM offers services in news distribution, market research, publishing and events to customers across the globe. Its brands include PR Newswire, the world’s leading corporate news distribution service; NOP World, one of the largest market research groups globally; and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking”within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,”“expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 2.

13 September 2004

DIRECTOR’S SHAREHOLDING

United Business Media plc has today been notified of the following change in director’s interests in its shares.

On 10 September 2004 Clive Hollick, Chief Executive of the company, exercised an option over 44,800 ordinary shares under the MAI 1991 Executive Scheme at an exercise price of 374.219 pence per share. 35,536 shares were sold on the same day at a price of 473.25 pence per share. Clive Hollick retained the balance of 9,264 ordinary shares. This option was granted on 13 October 1994 and would have lapsed if unexercised by 12 October 2004.

On 10 September 2004 Clive Hollick exercised options over 7,327 ordinary shares and 11,118 B shares under the Senior Executive Equity Participation Plan. All the B shares were sold at 245 pence per share. Clive Hollick retained the 7,327 ordinary shares. The remaining Senior Executive Equity Participation Plan options over 14,656 ordinary shares and 22,236 B shares lapsed.

On 31 July 2004 options held by Clive Hollick over 1,464 ordinary shares under the SAYE scheme lapsed. These options were granted on 1 November 1996 at an exercise price of 532.6 pence per share.

Clive Hollick holds a total of 785,704 ordinary shares, representing 0.23% of the issued share capital, and options over a total of 1,804,328 ordinary shares following this notification.

Anne Siddell
Group Company Secretary

Appendix 3.

17 September 2004

DIRECTOR’S SHAREHOLDING

United Business Media plc has today been notified of the following change in director’s interests in its shares.

On 16 September 2004 Charles Gregson, an executive director of the company, exercised an option over 44,800 ordinary shares under the MAI 1991 Executive Scheme at an exercise price of 374.219 pence per share. 34,314 shares were sold on the same day at a price of 490.1099 pence per share. Charles Gregson retained the balance of 10,486 ordinary shares. This option was granted on 13 October 1994 and would have lapsed if unexercised by 12 October 2004.

On 15 September 2004 Charles Gregson sold 50,000 ordinary shares at a price of 494.5 pence per share.

Charles Gregson holds a total of 415,136 ordinary shares, representing 0.1235% of the issued share capital, and options over a total of 1,064,724 ordinary shares following this notification.

Anne Siddell
Group Company Secretary

Appendix 4.

For immediate release
24 September 2004

UNITED BUSINESS MEDIA

US High Tech Publishing Statistics: August 2004

Summary

Month of August 2004

The business information market serving the technology industry, measured in terms of advertising page volumes, decreased by 5.4% in the month of August compared to August 2003. CMP Media’s continuing technology publications recorded a 7.1% decrease against August 2003.

CMP Media’s market share, compared to 2003, decreased – its continuing titles held a share of 27.7% in August 2004 down from 28.2% in August 2003.

Calendar Year to August

The market decreased by 6.6% compared to the year to August 2003. CMP’s continuing titles, in the year to August 2004, recorded a 3.8% decrease in advertising page volumes against the year to August 2003.

Market share of CMP Media’s continuing titles year to date was 27.3% up from 26.5% in the prior year period.

Rolling twelve months to August 2004

The market decreased by 8.0% in advertising page volumes in the twelve months ended August 2004 compared to the twelve months ended August 2003. CMP Media’s continuing High Tech publications recorded a 3.8% decrease in the same period.

MARKET SEGMENT – ADVERTISING PAGE VOLUMES

MONTH OF August 2004

	2004 Pages	2003 Pages	Change 04 vs 03%	2004 Market Share %	2003 Market Share %

CMP Media
Continuing	1,333	1,435	-7.1%	27.7%	28.2%
Discontinued	0	102		0.0%	2.0%

CMP Media Total	1,333	1,537	-13.3%	27.7%	30.2%

Whole Market
Continuing	4,822	4,992	-3.4%	100.0%	97.9%

B2B Tech Publications	4,495	4,607	-2.4%	93.2%	90.3%
General Business	327	385	-15.1%	6.8%	7.6%

Discontinued	0	106		0.0%	2.1%

Total Market	4,822	5,098	-5.4%	100.0%	100.0%

MAJOR CMP TITLES

	August 2004		YTD August 2004
	+ Pages	% Change	+ Pages	% Change
Information Week	+7.3	+4.7	+103.8	+6.6
EE Times	+76.2	+36.8	+6.1	+0.3
Dr Dobb's	+4.7	+14.1	-54.8	-13.5
Network Computing	-13.7	-13.7	-42.6	-4.4
Network Magazine	-7.0	-20.9	-25.2	-7.9
CRN	-56.5	-22.4	-193.1	-11.3
VAR Business	+18.8	+17.5	+13.5	+1.4

CALENDAR YEAR TO August 2004

	2004 Pages	2003 Pages	Change 04 vs 03%	2004 Market Share %	2003 Market Share %

CMP Media
Continuing	11,461	11,918	-3.8%	27.3%	26.5%
Discontinued	0	1,127		0.0%	2.5%

CMP Media Total	11,461	13,045	-12.1%	27.3%	29.0%

Whole Market
Continuing	41,956	43,495	-3.5%	100.0%	96.8%

B2B Tech Publications	38,054	39,309	-3.2%	90.7%	87.5%
General Business	3,902	4,186	-6.8%	9.3%	9.3%

Discontinued	0	1,435		0.0%	3.2%

Total Market	41,956	44,930	-6.6%	100.0%	100.0%

TWELVE MONTHS to Date

	2004 Pages	2003 Pages	Change 04 vs 03%	2004 Market Share %	2003 Market Share %

CMP Media
Continuing	18,271	19,000	-3.8%	27.1%	26.0%
Discontinued	470	1,926		0.7%	2.6%

CMP Media Total	18,741	20,926	-10.4%	27.8%	28.6%

Whole Market
Continuing	66,823	70,098	-4.7%	99.3%	95.9%

B2B Tech Publications	60,077	63,017	-4.7%	89.3%	86.2%
General Business	6,746	7,081	-4.7%	10.0%	9.7%

Discontinued	483	3,024		0.7%	4.1%

Total Market	67,306	73,122	-8.0%	100.0%	100.0%

Source — IMS: Auditor

-Ends-

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151
Nick Molden	United Business Media	020 7921 5097

Notes to Editors:

CMP MEDIA LLC

CMP Media LLC (www.cmp.com) is a leading integrated media company providing essential information and marketing services to the entire technology spectrum — the builders, sellers and users of technology worldwide. Capitalising on its editorial strength, CMP is uniquely positioned to offer marketers comprehensive, integrated media solutions tailored to meet their individual needs. Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, and custom publishing.

BASIS OF COMPILATION OF STATISTICS

The statistics, which are the main subject of today’s release, are independently compiled by IMS/Auditor. The basis of compilation includes:

-	pages are hand counted

-	supplement ads are counted if in over 50% of circulation

-	house ads are not counted

-	inserts are counted if bound in publication

-	the database will continually be updated as more accurate information arrives

All CMP High Tech publications are tracked. CMP determines the competitive set of publishing titles which are measured on its behalf by IMS Auditor and periodically adjusts the population to ensure that it is properly representative of the changing US business technology advertising market in which CMP competes.

Note: that these statistics represent only total advertising page volumes as counted above, they do not represent paid advertising page volumes nor do they show the revenue yields which the operators in these market segments have achieved.

This press release includes statements which are not historical facts and are considered “forward-looking”within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,”“expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.